Exhibit 1.01

AXALTA COATING SYSTEMS LTD.
CONFLICT MINERALS REPORT
REPORTING PERIOD ENDED DECEMBER 31, 2021
Introduction
This Conflict Minerals Report (this “Report”) for Axalta Coating Systems Ltd. is filed as an exhibit to Form SD pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2021 (the “Reporting Period”). In this Report, unless the context otherwise indicates, "Axalta," "we," "us," the "Company" and "our" mean Axalta Coating Systems Ltd. (together with its direct and indirect subsidiaries).
The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement certain reporting and disclosure requirements for SEC registrants that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Form SD defines “conflict minerals” as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to gold, tin, tantalum and tungsten (collectively, the “Conflict Minerals”).
Axalta is a leading global manufacturer, marketer and distributor of high-performance coating systems. We are required to make filings pursuant to the Rule because we determined that the Conflict Mineral tin or associated compounds were necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period.
Reasonable Country of Origin Inquiry and Determination
As noted above, we determined that the Conflict Mineral tin and associated compounds were necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period. Thus, for the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the necessary Conflict Minerals contained in our products originated or may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).
Axalta manufactures coatings for performance and mobility end markets. Our products are highly complex, typically containing hundreds of substances from many suppliers throughout the world. We may purchase the same materials from multiple suppliers and distributors. These suppliers and distributors often obtain their materials from lower tier suppliers. Accordingly, our supply chain is complex and identifying the ultimate source of materials supplied to us is difficult.
Axalta has a comprehensive process for tracking raw materials contained in our products. The process is designed to account for each substance contained in our raw materials and allows Axalta to trace the source of the substance. This process also helps to ensure that Axalta becomes aware of potential Conflict Minerals in our products as they are integrated into our supply chain including new or changed raw materials. We generally purchase raw materials as needed to meet our customers’ needs.
Typically, tantalum and gold are not used in Axalta’s products, although their possible purchase and use is reviewed regularly. We do not believe that tantalum or gold were used in any Axalta products in 2021. Axalta’s supply chain does include tin or tin compounds and tungsten compounds typically found in catalysts and pigments. All the tin and tungsten products are purchased from major chemical or pigment manufacturers; none is purchased directly from any smelter. Axalta did survey our tungsten suppliers as historically we have used tungsten-containing materials, although for the Reporting Period Axalta did not purchase any tungsten-containing raw materials or sell any tungsten-containing products.
Axalta requires sourcing from conflict-free sources but imposes no restrictions regarding country of origin. Axalta believes that requiring sourcing from outside the conflict regions may negatively affect the economies of the Covered Countries. Based on the survey results described in “Results of Due Diligence,” the Company determined that the tin contained in our products may have originated from one or more of the Covered Countries. As a result, the Company conducted due diligence on the source and chain of custody of the necessary Conflict Minerals described below.
Due Diligence
Design of Due Diligence
We have designed our due diligence procedures to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2016) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing and the related Supplements for gold and for tin, tantalum and tungsten (collectively, the "OECD Guidelines"). Selected due diligence measures in place during the Reporting Period are discussed below under the heading “Due Diligence Performed.” Sub-headings in that section conform to the headings used in the OECD Guidelines.

Due Diligence Performed
Establish strong company management systems
Conflict Minerals Policy
We established a Conflict Minerals Policy related to our sourcing of Conflict Minerals as described above and posted this policy on our website at https://www.axalta.com/corporate/en_US/sustainability/human-rights.html.
The information on our website is not, and should not be deemed to be, a part of this Conflict Minerals Report, or incorporated into any other filings we make with the SEC.
Internal team
Axalta utilizes a cross-functional team to implement the Conflict Minerals Policy. This team is charged with establishing the process for complying with the policy. This includes implementation, review and communication to senior management. Members of this team include professionals from operations, sourcing, legal, regulatory and product stewardship.
We have also utilized other management systems that include the use of a third-party vendor. Through our vendor’s tool, we can collect and store supplier data, take surveys using a Conflict Minerals Reporting Template (“CMRT”), communicate with suppliers and monitor risks in our supply chain. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests.
Control systems
Axalta has a commitment to ethical and responsible business practices as demonstrated by the Axalta Code of Business Conduct and Ethics. Axalta has the same expectations of its suppliers. Axalta communicates these expectations through the Axalta Supplier Code of Conduct, available at:
http://www.axaltacs.com/corporate/en_US/sustainability/human-rights.html.
The information on our website is not, and should not be deemed to be, a part of this Conflict Minerals Report, or incorporated into any other filings we make with the SEC.
Axalta has also incorporated the following Conflict Mineral Language into our model Supplier Terms and Conditions.
10.2 Conflict Free Minerals. Supplier represents and warrants that it does not and shall not utilize, nor allow any other third party to utilize on its behalf, any so called Conflict Minerals (such as gold, columbite-tantalite, cassiterite, and wolframite and their respective metal derivatives, Gold, Tantalum, Tin, and Tungsten), as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (as amended from time to time and including rules and regulations thereunder, Dodd-Frank) and European Union Regulation 2017/821 of 17 May 2017 laying down supply chain due diligence obligations for EU importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas (the EU Regulation) that are sourced from smelters or mines located in Covered Countries (as defined in Dodd-Frank) not designated as Conflict Free by the Responsible Minerals Initiative or from ‘conflict-affected and high-risk areas’ (as defined in the EU Regulation), in any goods or components of goods, or in the production of such goods or components of goods, manufactured or produced by Supplier for Axalta under this Order or otherwise. Supplier agrees to abide by the terms and conditions in Axalta’s Conflict Minerals Policy, and to define, require, implement and communicate to its sub-suppliers Supplier’s policy outlining its commitment to responsible sourcing, legal compliance and measures for implementation, which policy must comply with the provisions of this Section 10. Supplier agrees to cooperate and work with its sub-suppliers to ensure traceability of Conflict Minerals, to maintain and record all Conflict Minerals traceability documentation for five years, and to provide such documentation to Axalta upon request or to permit Axalta or Axalta’s third-party auditor reasonably acceptable to Supplier to audit applicable sourcing documents upon Axalta’s reasonable written request from time to time.
This language (or substantially similar language) is incorporated as contracts are renewed or new contracts are established.
Grievance Mechanism
Employees, suppliers, and customers can use Axalta’s Ethics Helpline to report any violations of Axalta’s Code of Business Conduct and Ethics or compliance policies, including Axalta’s Conflict Minerals Policy and Supplier Code of Conduct.
Maintain records
We maintain company-wide document retention policies. These policies extend to the documentation accumulated in performing our Conflict Minerals due diligence procedures and requires that documentation will be retained for a period of five (5) years.

Supplier engagement
We have also communicated with suppliers potentially affected by our Conflict Minerals Policy and compliance efforts, as identified through our RCOI process, our expectation that they assist us in complying with our efforts related to our Conflict Minerals program. We have provided suppliers access to our Conflict Minerals Policy through the website above or upon request. Axalta continued its supplier sustainability risk management program during the Reporting Period, one element of which is a sustainability screen. Key supplier locations are requested to complete a questionnaire on topics related to the expectations in Axalta’s Supplier Code of Conduct, one element of which is Conflict Minerals.
The Axalta Supplier Code of Conduct was updated during the Reporting Period, and reasonable efforts were taken to share the new document, which includes Conflict Minerals and responsible sourcing requirements, with all suppliers that provide direct materials to Axalta.
Identify and assess risks in the supply chain
Due to the complexity of our products and the depth, breadth and constant changes to our supply chain, it is difficult to independently identify sub-tier suppliers from our direct suppliers. We have relied on supplier responses to provide us with the information about the source of Conflict Minerals contained in raw materials they supply to us.
Similarly, our direct suppliers also rely on information provided by their suppliers. Most of our suppliers provide sourcing data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a product that the supplier supplies to us or are otherwise unable to specify the smelters or refiners used for raw materials supplied to us. This chain of information creates a level of uncertainty and risk related to the accuracy of the information. We will continue to monitor, adapt and modify our due diligence practices to conform to the recognized industry best practices. Axalta is a member of the Responsible Minerals Initiative (“RMI”), via which we track industry developments on responsible sourcing of minerals, including Conflict Minerals.
In accordance with OECD Guidelines, it is important to understand risk levels associated with Conflict Minerals in the supply chain. The basis of this understanding stems from smelter or refiner (“SoR”) information. Each facility that meets the Responsible Minerals Initiative definition of a smelter or refiner of a Conflict Mineral is assessed according to red flag indicators defined in the OECD Guidelines. Axalta, via our third-party vendor, uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

1.	Geographic proximity to the Democratic Republic of the Congo and covered countries;

2.	Known mineral source country of origin;

3.	Responsible Minerals Assurance Process (“RMAP”) audit status;

4.	Credible evidence of unethical or conflict sourcing; and

5.	Peer assessments conducted by credible third-party sources.
We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of Conflict Minerals in our products, including (1) seeking information about smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding RMAP lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable and available.
Design and implement a strategy to respond to identified risks
As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the goal of progressive elimination of these risks from the supply chain. Furthermore, suppliers will now be guided to our third-party vendor’s learning management system to engage in educational materials on mitigating the risk of smelters or refiners in the supply chain.
Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain
We do not typically have a direct relationship with smelters and refiners and therefore do not perform or direct audits of these entities. However, we will rely on publicly available third-party assurances and certifications, for example, through the RMAP’s Conflict-Free Smelter Program and through our membership in the Responsible Minerals Initiative.
Results of Due Diligence
Survey results
As described above, Axalta actively surveys our supply chain for use of Conflict Minerals and reviews the responses against criteria developed to determine whether further engagement is required. These criteria include untimely responses, incomplete responses and inconsistencies within the data reported in the CMRT.
As of April 7, 2022, we received responses from 100% of our 34 surveyed suppliers for the Reporting Period.

Efforts to determine mine or location of origin
Given that we do not have established relationships with the ultimate smelters and refiners from which the Conflict Minerals in our products are sourced, we have determined that requesting our suppliers to complete the CMRT represents our good faith effort to determine the mines or locations of origin of Conflict Minerals in our supply chain.
Based on information from RMAP, smelter or refiner, or supplier, Axalta has reason to believe that the tin or tin compounds used in Axalta’s products, where known, may originate from the following countries (country of origin):

Mine Locations
Argentina	Kazakhstan
Australia	Korea
Austria	Luxembourg
Belgium	Madagascar
Bolivia	Malaysia
Brazil	Mongolia
Cambodia	Myanmar
Canada	Namibia
Chile	Netherlands
China	Niger
Colombia	Nigeria
Congo	Peru
Democratic Republic of the Congo	Portugal
Djibouti	Recycled/Scrap
Ecuador	Russian Federation
Egypt	Sierra Leone
Estonia	Singapore
Ethiopia	Slovakia
France	Spain
Germany	Suriname
Guyana	Switzerland
Hungary	Taiwan
India	Thailand
Indonesia	United Kingdom
Ireland	United States
Israel	Viet Nam
Japan	Zimbabwe

Smelters and refiners
Of the suppliers surveyed, many completed the CMRT at the company, business unit or entity level and are unable to represent that tin from the processing facilities they listed had been included in raw materials that they supplied to us.
For all responses that indicated a smelter, Axalta compared the facilities named to the list of smelters maintained by the RMI. As of April 11, 2022, we have identified all the smelters or refiners that were reported by our suppliers via the CMRT. Appendix A lists the smelters and refiners that the suppliers we surveyed reported as being in their supply chains.
Based on the smelter list provided by the 34 suppliers surveyed via the CMRTs and publicly available information, we have established that all 38 smelters reported in Axalta’s supply chain are certified Conflict-Free through the RMI's RMAP or are actively pursuing conformance. The RMAP is an initiative in which an independent third-party audits smelter and refiner activities and determines if the smelter or refiner demonstrated that all the minerals they processed originated from conflict‐free sources. We have assessed these facilities and determined that they are low risk or medium risk. Those that are deemed low risk is due to their RMAP audit status and geographic location. Two smelters in the Axalta supply chain are considered medium risk. These smelters are all located in Indonesia where the government is implementing new regulations impacting the smelting and refining industries. The changes have caused many smelters to cease operations and subsequently audits were not able to be completed. The smelters that are in our supply chain have now begun operating again and are actively pursuing conformance with the RMAP’s Conflict-Free Smelter Program.

Steps to be Taken
We are committed to complying with the provisions of the Rule and Regulation SD and expect to continue our efforts to further enhance our Conflict Minerals program and related due diligence. Our next steps may include, but are not limited to the following:
    Continue to engage with suppliers and direct them to training resources, including increasing the number who utilize our third-party vendor’s learning management system and improving the content of responses to assist in our RCOI process and our efforts to determine the processing facilities for and country of origin of any Conflict Mineral with the greatest specificity possible;
    Continue to encourage suppliers to provide responses at the product level;
    Implement a strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities;
    Engage any of our suppliers found to be supplying us with any Conflict Mineral from sources that support conflict in the Covered Countries to establish an alternative source that does not support such conflict; and
    Encourage our suppliers to work within their supply chain to maintain RMAP audit status.

Forward looking statements
Statements we make in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements relating to our compliance efforts and expected actions identified under the “Steps to be Taken” section of this Report. These forward-looking statements are subject to various risks, uncertainties, and assumptions, including, among other things, our ability to implement improvements in our Conflict Minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2021. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Appendix A
Smelters or Refiners and RMI Audit Status as of April 11, 2022

Metal	Smelter Name	Smelter Facility Location	Smelter ID	RMAP Audit Status
Tin	EM Vinto	Bolivia	CID000438	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105	Conformant
Tin	Metallic Resources, Inc.	United States of America	CID001142	Conformant
Tin	Mineracao Taboca S.A.	Brazil	CID001173	Conformant
Tin	Minsur	Peru	CID001182	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia	CID001337	Conformant
Tin	PT Artha Cipta Langgeng	Indonesia	CID001399	Conformant
Tin	PT Mitra Stania Prima	Indonesia	CID001453	Conformant
Tin	PT Refined Bangka Tin	Indonesia	CID001460	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	CID001477	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	CID001482	Conformant
Tin	Thaisarco	Thailand	CID001898	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	CID002036	Conformant
Tin	Yunnan Tin Company Limited	China	CID002180	Conformant
Tin	PT Menara Cipta Mulia	Indonesia	CID002835	Conformant
Tin	Fenix Metals	Poland	CID000468	Conformant
Tin	PT Babel Surya Alam Lestari	Indonesia	CID001406	Conformant
Tin	CV Venus Inti Perkasa	Indonesia	CID002455	Active
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	CID002503	Conformant
Tin	PT Rajawali Rimba Perkasa	Indonesia	CID003381	Conformant
Tin	Luna Smelter, Ltd.	Rwanda	CID003387	Conformant
Tin	Fabrica Auricchio Industria e Comercio Ltda.	Brazil	CID003582	Conformant
Tin	Alpha	United States of America	CID000292	Conformant
Tin	PT Aries Kencana Sejahtera	Indonesia	CID000309	Active
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	CID000538	Conformant
Tin	China Tin Group Co., Ltd.	China	CID001070	Conformant
Tin	Mitsubishi Materials Corporation	Japan	CID001191	Conformant
Tin	Rui Da Hung	Taiwan, Province of China	CID001539	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158	Conformant
Tin	Metallo Belgium N.V.	Belgium	CID002773	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	CID003116	Conformant
Tin	Dowa	Japan	CID000402	Conformant
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Viet Nam	CID002834	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	China	CID001231	Conformant
Tin	PT Prima Timah Utama	Indonesia	CID001458	Conformant
Tin	PT Tinindo Inter Nusa	Indonesia	CID001490	Conformant
Tin	PT Bangka Serumpun	Indonesia	CID003205	Conformant
Tin	Tin Technology & Refining	United States of America	CID003325	Conformant